Exhibit 99.1

Gryphon Digital Mining and Sphere 3D Corp Announce Agreement to Purchase 250,000 Carbon Offset Credits

The purchased credits help to clean 250,000 tons of carbon from the atmosphere

MIAMI, FL (June 9, 2021) - Gryphon Digital Mining and Sphere 3D (Nasdaq: ANY), which recently entered into an Agreement and Plan of Merger, today announced that they have entered into an agreement to purchase 250,000 Certified Emission Reductions ("CERs" or "Credits"), with each company purchasing 125,000 credits, subject to closing conditions (as further defined below). These credits will not only support ESG commitments in achieving net-zero emissions for the parties, but will allow Gryphon to become the first carbon negative crypto miner, This is the next stage in both Gryphon and Sphere 3D's mission to develop operations with sustainability and ESG ideals in mind.

The sales are conditional upon the seller receiving UNFCCC verification. The seller is in the process of finalizing the verification of CERs for its renewable energy facility under the United Nation's Convention on Climate Change ("UNFCCC") protocols. Such process is anticipated to be completed by the fourth quarter of 2021.

It is estimated that with the size of current operations, Gryphon and Sphere 3D would remain carbon negative for at least the next 5 years. As explained by BlueSource, carbon emissions for any organization come from one of three scopes, depending on if you have direct ownership over the source of emissions (Scope One), if you operate facilities that contribute to emissions (Scope Two), or if other emissions are caused through your supply chains, employee commutes, etc (Scope Three). Gryphon's core business already has a nonexistent carbon footprint due to the fact that it uses 100% renewable energy, but it acknowledges that it can do more. These carbon offset credits will be targeted at Scope Two and Scope Three emissions generated by the overseas delivery of cryptocurrency mining machines, as well as staff travel, meals at company meetings, and other miscellaneous emissions.

"We understand that carbon emissions extend way beyond the energy that a business uses, so even though we are 100% renewable already, there's more that we can do," explains Rob Chang, CEO at Gryphon Digital Mining. "These credits are our pledge to not only offset those additional emissions, but to go beyond that and be carbon negative. We believe that members of the global ecosystem should strive to make the environment a better place with their presence in it, and not just sustain themselves."

Gryphon Digital Mining has already taken several steps towards becoming an environmentally sustainable cryptocurrency miner, including signing the Crypto Climate Accord and making its commitment public. It is one of only four signatories currently, and positioned to be the first to achieve zero carbon emissions. Gryphon is working to be an industry leader in ESG-driven cryptocurrency operations, adhering to the best practices in Corporate Governance Principles to conduct its operation cleanly and responsibly. Its objective is to be the first vertically-integrated and publicly traded crypto miner with a wholly-owned 100% renewable energy supply.

To learn more about Gryphon, please visit https://gryphondigitalmining.com/.

About Gryphon Digital Mining

Gryphon Digital Mining is a Bitcoin mining operation with zero carbon footprint and 720 PH worth of ultra-efficient, state-of-the art S19j Pro miners from Bitmain. Gryphon's long-term strategy is to be the first vertically integrated crypto miner with a wholly-owned, 100 percent renewable energy supply. Gryphon provides reliable, low-cost hydro-electric powered mining with plans to expand to other renewables such as nuclear, wind, and solar power to lower mining's impact on the environment. Gryphon Digital Mining has entered into an Agreement and Plan of Merger with Sphere 3D (Nasdaq: ANY) through which Gryphon shareholders are expected to become shareholders of Sphere 3D, subject to shareholder and regulatory approvals.

Important Additional Information Will be Filed with the SEC

In connection with the proposed transaction between Sphere 3D and Gryphon, the parties intend to file a registration statement on Form F-4 (the "Registration Statement"), which will include a preliminary proxy statement of Sphere 3D and a prospectus in connection with the merger. The definitive proxy statement/prospectus and other relevant documents will be mailed to shareholders of Sphere 3D as of a record date to be established for voting on the merger. Stockholders of Sphere 3D and other interested persons are advised to read, when available, the preliminary proxy statement/prospectus, and amendments thereto, the definitive proxy statement/prospectus in connection with Sphere 3D's solicitation of proxies for the special meeting to be held to approve the merger, and other documents filed with the SEC by Sphere 3D and Gryphon, because these documents will contain important information about Sphere 3D, Gryphon, and the merger. Stockholders will also be able to obtain copies of the Registration Statement and the proxy statement/prospectus, without charge, by directing a request to: 895 Don Mills Road, Bldg. 2, Suite 900, Toronto, Ontario, M3C1W3, Canada. These documents, once available, and Sphere 3Ds annual and other reports and proxy statements filed with the SEC can also be obtained, without charge, at the SEC's internet site (http://www.sec.gov).

No Offer or Solicitation

This press release shall not constitute a solicitation of a proxy, consent or authorization with respect to any securities or in respect of the proposed merger or an offer to sell, the solicitation of an offer to sell or an offer to buy or the solicitation of an offer to buy any securities, nor shall there be any sale of securities in any jurisdiction in which such offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of any such jurisdiction. No offer of securities shall be made except by means of a prospectus meeting the requirements of Section 10 of the Securities Act of 1933, as amended. This press release is not for release, publication or distribution, in whole or in part, in or into, directly or indirectly, any jurisdiction in which such release, publication or distribution would be unlawful.

Participants in the Solicitation

Sphere 3D, and its directors, executive officers, other members of management and employees and Gryphon, and its directors, executive officers, other members of management and employees may be deemed to be participants in the solicitation of proxies from the stockholders of Sphere 3D in connection with the proposed merger. A list of the names of those directors and executive officers and a description of their interests in Sphere 3D will be included in the proxy statement/prospectus for the proposed merger and will be available at www.sec.gov free of charge. Additional information regarding the interests of such participants will be contained in the proxy statement/prospectus for the proposed merger when available.

Forward-Looking Statements

This press release contains forward-looking statements within the meaning of Section 27A of the Securities Act, and Section 21E of the Exchange Act, as amended. These forward-looking statements are typically identified by terms and phrases such as "anticipate," "believe," "continue," "could," "estimate," "expect," "intend," "may," "plan," "predict," "project," "should," "will," or similar expressions.

These forward-looking statements include references to assumptions and relate to the future prospects, developments, and business strategies of Gryphon and Sphere 3D. These forward-looking statements are largely based on the current expectations and projections about future events and trends that are expected to affect the financial condition, results of operations, business strategy, and short-term and long-term business operations and objectives of Gryphon and Sphere 3D. Forward-looking statements contained in this press release include, but are not limited to, statements concerning the following: (i) the expectation that Gryphon will be able to raise the capital necessary to finance the purchase of the bitcoin miners from Bitmain, (ii) the expectation that Gryphon will and Bitmain will satisfy the conditions and requirements of the purchase agreement with Bitmain such that Gryphon will receive delivery of the bitcoin miners from Bitmain, (iii) the anticipated benefits of the merger transaction with Sphere 3D; (iv) the current and future build out and acquisition plans of Gryphon and Sphere 3D; (v) expected mining capacity in the future; (vi) the proposed merger and other contemplated transactions (including statements relating to satisfaction of the conditions to and consummation of the proposed merger, the expected ownership of the combined company and the ability of the combined company to raise additional capital to complete bitcoin mining programs and opportunities relating to or resulting from the merger),  (vii) the nature, potential approval and commercial success of the combined company and its planned bitcoin mining operations; and (viii) other statements about the business plans, business strategies and operations of the combined company in the future.

Forward-looking statements are subject to a number of risks, uncertainties and assumptions. Factors that could cause actual results to differ materially from those expressed or implied in such forward-looking statements include but are not limited to: (i) the inability of Gryphon to successfully raise the capital necessary to pay the purchase price for the bitcoin miners to Bitmain, (ii) the occurrence of any event, change, or other circumstances that could give rise to the termination of the merger transaction or delay in the closing of the merger transaction, including the failure of Sphere 3D's stockholders to adopt the merger agreement and approve related issuances of its securities; (iii) the ability to recognize the anticipated objectives and benefits, including any tax benefits, of the proposed merger transaction; (iv) changes in applicable laws, regulations or permits affecting Gryphon and Sphere 3D's operations or the industries in which each operate, including regulation of cryptocurrency; (v) risks related to failure to obtain adequate financing on a timely basis and on acceptable terms with regard to growth strategies or operations; (v) fluctuations in the market pricing of cryptocurrencies; (vii) loss of public confidence in cryptocurrencies; (viii) the potential of cybercrime, money laundering, malware infections and phishing, and the costs associated with such issues; (ix) the potential of cryptocurrency market manipulation; (x) the economics of mining cryptocurrency, including as to variables or factors affecting the cost, efficiency and profitability of mining; (xi) the availability, delivery schedule and cost of equipment necessary to grow the business and operations of Gryphon, including mining equipment, (xii) the possibility that the combined company may be adversely affected by other economic, business or competitive factors, including factors affecting the industries in which they operate or upon which they rely and are dependent; (xiii) an inability to expand successfully to  new facilities, mine other cryptocurrencies or otherwise expand the business; (xiv) changes in tax regulations applicable to Gryphon or Sphere 3D or their respective assets; (xv) any potential litigation involving either or both of Gryphon or Sphere 3D; (xvi) costs and expenses relating to cryptocurrency transaction fees and fluctuation in cryptocurrency transaction fees; (xvii) other risks and uncertainties related to the business plan, business strategy, acquisition strategy and buildout strategy of Gryphon and Sphere 3D; (xviii) risks related to Sphere 3D' ability to correctly estimate and manage its operating expenses and its expenses associated with the proposed merger pending closing; (xix) the cash balances of the combined company following the closing of the merger; (xx) the ability of Sphere 3D to remain listed on the Nasdaq Capital Market; (xxi) the risk that as a result of adjustments to the exchange ratio, Sphere 3D shareholders or Gryphon stockholders could own more or less of the combined company than is currently anticipated; (xxii) the potential economic fallout resulting from the COVID-19 outbreak; and (xxiii) the risks, uncertainties, and other factors detailed from time to time in Sphere 3D's reports filed or furnished with the U.S. Securities and Exchange Commission. The actual results, performance, or achievements of Gryphon and Sphere 3D could differ materially from the results expressed in, or implied by, any forward-looking statements.

In addition, the forward-looking statements included in this press release represent Sphere 3D and Gryphon's views as of the date hereof. Sphere 3D and Gryphon anticipate that subsequent events and developments will cause their respective views to change. However, while Sphere 3D and Gryphon may elect to update these forward-looking statements at some point in the future, Sphere 3D and Gryphon specifically disclaim any obligation to do so. These forward-looking statements should not be relied upon as representing Sphere 3D' or Gryphon's views as of any date subsequent to the date hereof.

COMPANY CONTACT: media@gryphonmining.com

MEDIA CONTACT: gryphon@transformgroup.com

INVESTOR CONTACT:

Name: Rob Chang

Company: Gryphon Digital Mining

Phone Number: (877) MINE-ESG

 (877) 646 - 3374

Email: invest@gryphonmining.com